UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13585

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CoreLogic, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CoreLogic, Inc.
40 Pacifica
Irvine, California 92618

CoreLogic, Inc.
401(k) Savings Plan
Table of Contents
At December 31, 2012 and 2011

Page
Report of Independent Registered Certified Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules*
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4a: Schedule of Delinquent Contributions
Signature	15
* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
CoreLogic, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Corelogic, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) and Schedule H, Line 4(a)- Schedule of delinquent contributions as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 26, 2013

CoreLogic, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value	$338,386,215	$303,076,453

Receivables:
Participants notes	8,359,206	9,677,739
Dividends	—	141,089
Company contribution	9,861,846	—
Total receivables	18,221,052	9,818,828
Total assets	356,607,267	312,895,281
Liabilities
Corrective distributions payable	5,116	597,271
Total liabilities	5,116	597,271
Net assets available for benefits	$356,602,151	$312,298,010

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Additions
Net appreciation/(depreciation) in fair value of investments	$51,999,103	$(20,583,597)
Interest and dividend income	7,226,869	5,512,777
Net investment income/(loss)	59,225,972	(15,070,820)
Interest income on notes receivable from participants	423,396	447,743
Contributions:
Participants	25,677,836	26,752,686
Rollover	2,455,397	3,754,040
Company	9,905,000	—
Total contributions	38,038,233	30,506,726
Total additions	97,687,601	15,883,649
Deductions
Benefits paid to participants	(53,226,257)	(43,126,836)
Corrective distributions	(5,116)	(597,271)
Administrative expenses	(93,019)	(224,108)
Total deductions	(53,324,392)	(43,948,215)
Increase/(decrease) in net assets before transfer	44,363,209	(28,064,566)
Other transfers	(59,068)	—
Net increase/(decrease)	44,304,141	(28,064,566)
Net Assets Available for Benefits
Beginning of year	312,298,010	340,362,576
End of year	$356,602,151	$312,298,010

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1. Description of the Plan

The following description of the CoreLogic, Inc. (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan on the date of hire and if the employee is at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options at any time.

The Plan's trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants classified as non-highly compensated may contribute on a pre-tax and/or after-tax Roth basis from 1% to 60% of annual eligible compensation. Participants classified as highly compensated may contribute on a pre-tax and/or after-tax Roth basis from 1% to 15% of annual compensation. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make additional catch up contributions. Contributions are subject to Internal Revenue Service ("IRS") limitations.

Discretionary matching amounts may be contributed by the Company at the discretion of the Company's Board of Directors. For 2012, the Company matched 50% of the first 3% of each eligible participant's compensation to the Plan. The Company match for year ending December 31, 2012 was $4,861,846 which was funded during the first quarter of 2013 and invested based on each eligible participant's investment elections under the Plan. For 2012, the Company also made profit sharing contributions in the amount of $4,144,994 and contributions in Qualified Non Elective Contributions ("QNEC") of $898,160. The Company did not make matching or QNEC contributions for the year ended December 31, 2011. Participants may also rollover distributions from other qualified 401(k) plans or rollover, conduit, Individual Retirement Accounts ("IRA").

Participant Accounts

Participant account activity may include a participant's own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Company's contributions, plus actual earnings thereon.

Investment Options:
The Plan currently offers various mutual funds, including asset allocation strategy mutual funds, and the common stock of various companies including the Plan Sponsor as investment options for participants. A participant may direct contributions in 1% increments to any of the available investment options. Participants may change their investment options at any time.

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Code, and from any amounts rolled over from a 401(k) plan or IRA.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan's administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant's account balance or $50,000. Participants may have only one note outstanding at a time.

Note terms are determined based on the provisions established by the Plan's administrative committee. Notes are collateralized by the balance in the participant's account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Plan's administrative committee. Notes are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Plan's administrative committee if payroll deduction is not available to the participant. A participant may fully repay a note at any time without penalty; however, partial prepayments are not permitted. As of December 31, 2012 the rates of interest on outstanding loans ranged from 4.25%-9.25% with various maturities through December 2019.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock are stated at quoted market prices. See Note 3, Fair Value Measurements, for discussion of fair value measurements.
The Fidelity U.S. Equity Index Pool is recorded at net asset value, which approximates market value as determined by the respective trustee. Shares of mutual funds and money market funds are valued at the net asset value of the shares held by the Plan at year-end. Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.
The Plan presents in the statements of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains/(losses) and the unrealized appreciation/(depreciation) on those investments.

Notes Receivable from Participants

Notes from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Expenses

Certain Administrative expenses related to operating and maintaining the Plan are paid by the Company. Certain investment and transaction fees are paid by participants in the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is least reasonably possible that changes in circumstances in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. The guidance requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Plan's financial statements.

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 measurements utilize quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
The fair values of the common stock investments are valued based on closing quoted market prices in active markets. The fair values of the mutual fund investments and commingled pool investment are valued at the net asset value of shares held by the Plan at year end. The commingled pool investment is redeemable daily and has no other trading restrictions.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Investments Measured at Fair value on a Recurring Basis

The following tables present the financial assets the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2012
Mutual funds
Balanced	$25,753,575	$—	$—	$25,753,575
Target date	67,160,181	—	—	67,160,181
Money market	29,450,283	—	—	29,450,283
International	29,948,281	—	—	29,948,281
Large cap	59,960,077	—	—	59,960,077
Mid and small cap	64,301,742	—	—	64,301,742
Bond index	33,020,667	—	—	33,020,667
Common stock
Corelogic, Inc.	28,791,409	—	—	28,791,409
Total investments measured at fair value	$338,386,215	$—	$—	$338,386,215

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2011
Mutual funds
Balanced	$24,105,873	$—	$—	$24,105,873
Target date	38,583,878	—	—	38,583,878
Money market	32,376,795	—	—	32,376,795
International	27,981,656	—	—	27,981,656
Large cap	37,920,289	—	—	37,920,289
Mid and small cap	61,643,435	—	—	61,643,435
Bond index	31,956,629	—	—	31,956,629
Commingled pool	—	17,322,661	—	17,322,661
Common stock
Corelogic, Inc.	15,968,534	—	—	15,968,534
First American Financial Corporation	13,063,822	—	—	13,063,822
Wells Fargo	2,152,881	—	—	2,152,881
Total investments measured at fair value	$285,753,792	$17,322,661	$—	$303,076,453

The Plan's valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices, as all of these instruments are traded in active markets. The Fidelity Equity Index Pool Fund investments are public investment vehicles valued using the net asset value ("NAV") provided by the administrator of the fund. The NAV is classified within Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

4. Investments

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31, 2012 and 2011:

	2012	2011
Mutual Funds
Lord Abbett Small Cap Value Fund Class I	$31,897,299	$32,671,348
Fidelity Select Money Market Fund	29,450,283	32,376,795
Harbor International Institutional Fund	25,922,993	24,111,462
Fidelity Balanced Fund	25,753,575	24,105,873
Spartan U.S. Bond Index Fund	22,902,605	23,022,916
Davis NY Venture Y Fund	—	20,870,049
Invesco Charter Fund R5 Class	21,116,903	—
Fidelity Low Priced Stock Fund	19,461,788	18,142,760
MFS Emerging Growth Fund Class R4	19,074,989	—
Spartan 500 Index Fund	18,824,550	—
American Fund Growth of America	—	16,655,540
Commingled Pool
Fidelity US Equity Index Pool Fund	—	17,322,661
Common Stock
Corelogic, Inc.	28,791,409	15,968,534

Approximately 8.5% and 5.3% of the Plan's investments are invested in common stock of the Company at December 31, 2012 and 2011, respectively.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in value during the years ended December 31 as follows:

	2012	2011
Mutual funds	$23,011,158	$(11,594,432)
Corelogic, Inc. common stock	16,035,539	(6,676,878)
First American Financial Corporation common stock	10,317,131	(2,367,094)
Wells Fargo common stock	484,054	(310,965)
Commingled pool	2,151,221	365,772
	$51,999,103	$(20,583,597)

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year. They invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Bond Index

Bond index is comprised of bond index funds and short term bond funds.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index ("Barclays Index"). The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Index while maintaining similar risk characteristics.

Short-Term Bond Fund

Short-term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign. In the Plan, the short-term bond fund invests mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Large Cap Fund

Large cap fund is comprised of a large cap equity index fund, a large cap growth stock fund and a large cap value stock fund.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Mid and Small Cap Funds

Mid and small cap funds are comprised of a mid cap equity fund, a small cap growth stock fund and a small cap value stock fund.

Mid Cap Equity Fund

Mid cap equity funds invest primarily in common stocks of companies with mid and small capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small market capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund

International fund is comprised of an international index fund and an international fund.

International Index Fund

An international index fund builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to seek to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Common Stock Funds

These funds invested in the common shares of CoreLogic and FAFC and such other assets, as the plan trustee considers advisable. Effective June 1, 2010, participants were no longer allowed to invest in common shares of FAFC. In addition, the Plan held no shares of FAFC as of December 31, 2012.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

5. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbed certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $57,567 and $81,350 for the years ended December 31, 2012 and 2011, respectively. Plan expenses, including expenses of the Plan's administrative committee and the Plan's trustee, to the extent not paid by the Plan, are paid by the Company.

The Plan held 1,069,517 shares of common stock of CoreLogic with an aggregate fair value of $28,791,409 at December 31, 2012. The Plan made purchases of $1,827,789 and sales of $3,147,483 of shares of common stock of CoreLogic during 2012. The Plan held 1,234,944 shares of common stock of CoreLogic with an aggregate fair value of $15,968,534 at December 31, 2011. The Plan made purchases of $1,382,995 and sales of $1,626,404 of shares of common stock of CoreLogic during 2011.

The Plan held no shares of common stock of FAFC at December 31, 2012. The Plan made sales of $20,959,035 of shares of common stock of FAFC during 2012. The Plan held 1,031,034 shares of common stock of FAFC stock with an aggregate fair value of $13,063,822 at December 31, 2011. The Plan made sales of $558,387 of shares of common stock of FAFC during 2011.

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research ("FMR") Company. Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., related entities to FMR, are the trustee and record keeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fair value of such investments totaled $187,578,270 and $157,819,777 at December 31, 2012 and 2011, respectively.

6. Corrective Distribution Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the years ended December 31, 2012 and 2011, the Plan did not satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment earnings/(losses) to the affected participants. For 2012, the Company contributed $898,160 in QNEC due to the the non-discrimination test results. These amounts have been included in these financial statements.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

8. Federal Income Tax Status

The Plan has received a determination letter dated June 13, 2011 from the IRS that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Liabilities are established for uncertain tax positions when it is more likely than not that such positions will be challenged and may not be sustained upon review by taxing authorities. These liabilities are established through the income tax provisions and are recorded as liabilities on the consolidated balance sheets. The tax positions taken by the Plan have been analyzed and it has been concluded that as of December 31, 2012, there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. These liabilities are recalculated as governing laws and facts and circumstances change, such as the closing of a tax audit or the expiration of the statute of limitations for a specific exposure. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Net assets available for benefits held in CoreLogic common stock were $28,791,409 and $15,968,534 at December 31, 2012 and

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

2011, respectively. Net assets available for benefits held in FAFC common stock were $13,063,822 at December 31, 2011. There was no FAFC common stock at December 31, 2012. These investments potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

10. Plan Amendments

During 2012, the Plan was amended to adopt an allocation method for qualified nonelective contributions and to update the definition of compensation and update the definition of Beneficiary.

During 2011, the Plan was amended to permit Roth Deferrals, Roth Catch-Up Contributions, Roth Rollover, Roth In-Plan Rollovers and to increase the involuntary distribution threshold from $1,000 to $5,000 and auto-rollover provision in excess of $1,000 but less than $5,000.

11. Reconciliation to the Form 5500

As discussed in Note 1, excess contribution reimbursements were made to highly compensated participants in order to maintain with the IRS Code. The respective liability was recorded in the Statement of Net Assets Available for Benefits at December 31, 2012. The reimbursed amounts did not include the earnings of the excess contributions.

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$44,304,141
Plus: Dividend Receivable for 2011	141,089
Less: Corrective distribution to participants for 2011	(597,271)
Increase in net assets available for benefits per the 5500	$43,847,959

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011:

Net assets available for benefits per the financial statements	$312,298,010
Plus: Corrective distribution to participants for 2011	597,271
Less: Dividend receivable for 2011	(141,089)
Net assets available for benefits per the 5500	$312,754,192

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Increase in net assets available for benefits per the financial statements	$(28,064,566)
Plus: Corrective distribution to participants 2011	597,271
Plus: Dividend Receivable for 2010	150,127
Less: Corrective distribution to participants for 2010	(675,806)
Less: Dividend receivable for 2011	(141,089)
Increase in net assets available for benefits per the 5500	$(28,134,063)

CoreLogic, Inc.
401(k) Savings Plan
EIN: 95-1068610 PN: 001
Schedule H, Line 4a: Schedule of Late Contributions
December 31, 2012

	(b)	(c)	(d)	(e)
(a)	Identifty of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	Lord Abbett	Small Cap Value Fund Class I	N/A	$31,897,299
*	Fidelity Group	Fidelity Select Money Market	N/A	29,450,283
*	Corelogic, Inc.	1,069,517 of shares of common stock	N/A	28,791,409
	Harbor International	Harbor International Fund	N/A	25,922,993
*	Fidelity Group	Fidelity Balanced Fund	N/A	25,753,575
*	Fidelity Group	Spartan U.S. Bond Index Fund	N/A	22,902,605
	Invesco Charter	Invesco Charter Fund R5 Class	N/A	21,116,903
*	Fidelity Group	Fidelity Low Priced Stock Fund	N/A	19,461,788
	MFS	MFS Emerging Growth Fund Class R4	N/A	19,074,989
*	Fidelity Group	Spartan 500 Index Fund	N/A	18,824,550
	Janus Triton	Janus Triton I Fund	N/A	12,649,103
*	Fidelity Group	Fidelity Freedom 2025 Fund	N/A	12,474,396
*	Fidelity Group	Fidelity Freedom 2030 Fund	N/A	12,340,996
*	Fidelity Group	Fidelity Freedom 2020 Fund	N/A	10,676,465
	PIMCO	PIMCO Low Duration Fund	N/A	10,118,062
*	Fidelity Group	Fidelity Freedom 2035 Fund	N/A	9,890,061
*	Fidelity Group	Fidelity Freedom 2040 Fund	N/A	6,881,563
*	Fidelity Group	Fidelity Freedom 2015 Fund	N/A	5,739,186
*	Fidelity Group	Spartan International Index Fund	N/A	4,025,288
*	Fidelity Group	Fidelity Freedom 2045 Fund	N/A	3,116,184
*	Fidelity Group	Fidelity Freedom 2050 Fund	N/A	1,711,006
*	Fidelity Group	Fidelity Freedom Income Fund	N/A	1,692,684
*	Fidelity Group	Fidelity Freedom 2010 Fund	N/A	1,578,175
*	T. Rowe Price	T. Rowe Price Equity Income	N/A	943,635
*	Fidelity Group	Fidelity Freedom 2000 Fund	N/A	749,181
*	Fidelity Group	Fidelity Freedom 2005 Fund	N/A	310,284
	Target Program	Target Small Capitalization Value T	N/A	293,552
			Subtotal	338,386,215
*	Participant loans	Fully amortized with various maturities through December 2019 and interest rates ranging from 4.25 percent to 9.25 percent	N/A	8,359,206
				346,745,421

*	Denotes party-in-interest
**	Cost information may be omitted with respect to the participant directed investments.

CoreLogic, Inc.
401(k) Savings Plan
EIN: 95-1068610 PN: 001
Schedule H, Line 4a: Schedule of Late Contributions
December 31, 2012

The following is a schedule of delinquent contributions

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Corrections in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant
☐ Loan Repayments are included:	—	1,835	—	—

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrative committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreLogic, Inc.
401(k) Savings Plan

Date:	June 26, 2013	By:	/s/ James L. Balas
James L. Balas
Senior Vice President, Controller and Finance (Principal Accounting Officer)
CoreLogic, Inc.